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                               SECOND AMENDMENT TO
                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER


        THIS SECOND AMENDMENT TO ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of September 15, 2004, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), CROWN MERGER CORPORATION, a Washington corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations").

        A. Parent, Purchaser, and Crown are parties to the Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004 (the "Acquisition Agreement"), pursuant to which Purchaser will merge with and into Crown and Crown will become a wholly-owned subsidiary of Parent. The parties wish to amend the Acquisition Agreement as set forth herein. Defined terms contained in this Amendment shall have the meaning ascribed to them in the Acquisition Agreement.

        B. This Amendment is entered into in conformance with Section 9.4 of the Acquisition Agreement which requires that any modification of the Acquisition Agreement be set forth in writing and signed by all parties.

        NOW, THEREFORE, in consideration of the mutual agreements contained in this Amendment, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1. AMENDMENT TO SUBPARAGRAPH 8.1.2.1. Subparagraph 8.1.2.1 is amended by replacing the date "September 30, 2004" that currently appears in the Acquisition Agreement, with the date "December 31, 2004."

        2. RATIFICATION OF ACQUISITION AGREEMENT. Except as specifically provided in Section 1 hereof, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Acquisition Agreement.

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        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this
Amendment to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                  Parent:

                                     KINROSS GOLD CORPORATION


                                     By
                                       -----------------------------------------
                                          John Ivany, Executive Vice President


                                  Purchaser:

                                     CROWN MERGER CORPORATION


                                     By
                                       -----------------------------------------
                                          John Ivany, Director


                                  Crown:

                                     CROWN RESOURCES CORPORATION


                                     By
                                       -----------------------------------------
                                          Christopher Herald, President and CEO



         SIGNATURE PAGE TO SECOND AMENDMENT TO ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

                           CROWN RESOURCES CORPORATION
                            STOCK PURCHASE AGREEMENT

        This agreement is dated as of December 30, 2004 and is by and between CROWN RESOURCES CORPORATION, a Washington corporation, ("Crown") and KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Kinross"). Crown and Kinross are parties to an Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004 and September 15, 2004, (the "Merger Agreement") pursuant to which a subsidiary of Kinross will merge with and into Crown and Crown will become a wholly-owned subsidiary of Kinross (the "Merger"). As a result of delays in the implementation of the Merger, Crown has incurred costs, and expects to continue to incur costs, relating to permitting of its principal property ("Permitting Activities") that it would have incurred as a subsidiary of Kinross had the Merger been consummated on the anticipated schedule. It is currently anticipated that the Merger will be consummated on or before May 31, 2005. In order to provide Crown with the funds required to continue Permitting Activities as scheduled, Crown has agreed to sell to Kinross and Kinross has agreed to purchase from Crown, in each case upon the terms and subject to the conditions set forth below, newly issued shares of Crown Common Stock.

        NOW, THEREFORE, the parties agree as follows:

        1. PURCHASE OF CROWN COMMON STOCK. Crown agrees to sell to Kinross and Kinross agrees to purchase from Crown 511,640 newly issued shares of Crown Common Stock (the "Shares"). The purchase price for the Shares is US$1 million, payable in cash by wire transfer against delivery of a certificate representing the Shares. The purchase price has been calculated based on the average closing price of the Crown Common Stock, as reported by NASDAQ, for the twenty trading days immediately preceding the date of this Agreement. The purchase of the Shares shall be consummated on or before January 17, 2005.

        2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF CROWN. Crown represents, warrants and covenants to Kinross as follows:

        2.1 ORGANIZATION AND STANDING. Crown is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington.

        2.2 AUTHORIZATION AND BINDING OBLIGATION. Crown has the necessary corporate power and authority to enter into and perform this Agreement and to issue and sell the Shares to Kinross. Crown's execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary action on its part. This Agreement has been duly executed and delivered by Crown and constitutes the legal, valid and binding obligation of Crown, enforceable against Crown in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and by the exercise of judicial discretion in accordance with equitable principles.

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

        2.3 ABSENCE OF CONFLICTING AGREEMENTS OR REQUIRED CONSENTS. The execution, delivery and performance of this Agreement by Crown will not violate any pre-emptive or other contractual or statutory right of any other person enforceable against Crown and no consent of any person is required as a condition of Crown's performance under this Agreement.

        2.4 BROKERAGE. Crown has not entered into any agreements for brokerage commissions, finders' fees or similar compensation in connection with the sale of the Shares.

        2.5 USE OF PROCEEDS. Crown intends to use the proceeds from the issuance of Shares under this Agreement ("Proceeds") to pay governmental fees, consultant fees and other third party costs incurred with respect to Permitting Activities. Crown will not: (a) pay any Proceeds, directly or indirectly, to any shareholder or warrant holder of Crown; or (b) apply the Proceeds to pay any indebtedness of Crown with respect to which any Crown shareholder or warrant holder is liable or a guarantor.

        2.6 ACCOUNTING FOR USE OF PROCEEDS. Crown will maintain records adequate to demonstrate that the Proceeds and assets of the Account were used in the manner permitted by Section 2.5, and will provide copies of such records to Kinross at Kinross' request.

        3. REPRESENTATIONS AND WARRANTIES OF KINROSS. Kinross represents and warrants to Crown as follows:

        3.1 ORGANIZATION AND STANDING. Kinross is a corporation duly organized, validly existing and in good standing under the laws of the Province of Ontario, Canada.

        3.2 AUTHORIZATION AND BINDING OBLIGATION. Kinross has the necessary corporate power and authority to enter into and perform this Agreement and to purchase the Shares from Crown. Kinross' execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary action on its part. This Agreement has been duly executed and delivered by Kinross and constitutes the legal, valid and binding obligation of Kinross, enforceable against Kinross in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and by the exercise of judicial discretion in accordance with equitable principles.

        3.3 ABSENCE OF CONFLICTING AGREEMENTS OR REQUIRED CONSENTS. The execution, delivery and performance of this Agreement by Kinross will not violate any pre-emptive or other contractual or statutory right of any other person enforceable against Kinross and no consent of any person is required as a condition of Kinross' performance under this Agreement.

        3.4 BROKERAGE. Kinross has not entered into any agreements for brokerage commissions, finders' fees or similar compensation in connection with the sale of the Shares.

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

        3.5 PURCHASE FOR OWN ACCOUNT. Kinross is purchasing the Shares for investment for its own account and not with a view to distribution or resale.

        3.6 KNOWLEDGE AND EXPERIENCE Kinross has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares and is able to bear the economic risks of an investment in the Shares for an indefinite period of time.

        3.7 RECEIPT OF INFORMATION. Kinross has met with officers of Crown, has had an opportunity to ask questions and receive answers concerning Crown and the terms and conditions of an investment in Crown, and has received all information that it believes is necessary or desirable in connection with an investment in the Shares.

        3.8 ACKNOWLEDGEMENT OF RESTRICTION. Kinross understands that the Shares will be "restricted stock" under applicable United States securities laws, that, as such, the Shares may not be resold in any transaction to which United States securities laws apply except pursuant to registration or an applicable exemption therefrom, and that a legend to that affect will be placed on the certificate representing the Shares.

        3.9 NO INCONSISTENT REPRESENTATIONS OR WARRANTIES. Kinross acknowledges that no representative of Crown has, in contemplation of Kinross' purchase of the Shares, made any representations or warranties with respect to the value or performance of Crown or that are inconsistent with the statements in this Agreement.

        4. GOVERNING LAW. This Agreement is governed by and to be construed in accordance with the laws of Washington, without regard to conflict of law principles.

        5. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one instrument.

        6. ENTIRE AGREEMENT; MODIFICATIONS. This Agreement, constitutes the entire understanding of the parties hereto with respect to the issuance and sale of the Shares and no amendment, modification or alteration will be binding unless the same is in writing signed by the party against whom any such amendment, modification or alteration is sought to be enforced.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement.


KINROSS GOLD CORPORATION                         CROWN RESOURCES CORPORATION



By:___________________________                   By:____________________________
Lars-Eric Johansson,                             Christopher Herald,
Executive Vice President                         President and CEO


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